SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

For the Fiscal Year Ended December 31, 2001.

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________________ to ________________

Commission File Number ________ 333-56675 ____________________

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

USI RETIREMENT SAVINGS & INVESTMENT PLAN

(the "Plan")

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

U.S. Industries, Inc.
101 Wood Avenue South
Iselin, New Jersey 08830

ANNUAL REPORT ON FORM 11-K

ITEM 4

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

USI Retirement Savings & Investment Plan

December 31, 2001

Annual Report on Form 11-K

Item 4

Financial Statements and Supplemental Schedule

USI Retirement Savings & Investment Plan

The following financial information of the Plan is submitted herewith:

Financial Statements

Supplemental Schedule

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Benefits Committee
U.S. Industries, Inc.

We have audited the accompanying statements of net assets available for benefits of the USI Retirement Savings & Investment Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 21, 2002

USI Retirement Savings & Investment Plan

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments	**$87,221,236**	$ –
Participant loans receivable	**2,970,514**	–
Participant contributions receivable	**121,083**	–
Employer contributions receivable	**45,536**	–
Beneficial interest in the U.S. Industries, Inc. Master Retirement Savings and Investments Trust	**–**	101,211,077
Net assets available for benefits	**$90,358,369**	$101,211,077

See accompanying notes.

USI Retirement Savings & Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2001	**2000**
Net assets available for benefits at beginning of year	**$101,211,077**	$156,088,447
Additions:		
Participants' contributions	**7,160,490**	8,365,649
Employer contributions	**2,541,471**	3,032,344
Interest and dividend income	**1,060,437**	–
Transfers from predecessor plans	**7,145,736**	7,135,786
	17,908,134	18,533,779
Deductions:		
Distributions to participants	**13,513,340**	20,178,238
Administrative expenses	**39,687**	88,313
Transfers to successor trusts	**–**	40,964,045
	13,553,027	61,230,596
Other disbursements, net	**(217,107)**	(74,984)
Net depreciation in fair value of investments	**(6,122,366)**	–
Net decrease resulting from investment in the U.S. Industries, Inc. Master Retirement Savings and Investments Trust	**(8,868,342)**	(12,105,569)
Net assets available for benefits at end of year	**$ 90,358,369**	$101,211,077

See accompanying notes.

USI Retirement Savings & Investment Plan

Notes to Financial Statements

December 31, 2001

1. Significant Accounting Policies

USI Retirement Savings & Investment Plan (the "Plan") was amended stating that effective July 1, 2001, several plans shall merge into the Plan. With the merging of the plans, U.S. Industries, Inc. ("USI" or the "Company") dissolved the U.S Industries, Inc. Master Trust (the "Trust"), properly allocating all Trust assets to the merged Plan. The change in the Plan's beneficial interest in the Trust resulting from investment activity is comprised of the Plan's share of interest, dividends, net realized gains and losses and unrealized appreciation or depreciation of the Trust's assets prior to it being dissolved. The assets of the Plan represent approximately 97.3% of the Trust at December 31, 2000.

All investments of the Trust and the Plan were held by Merrill Lynch Trust Company of New Jersey, which served as trustee, recordkeeper and custodian of the Trust and the Plan through June 30, 2001. Effective July 1, 2001, all trustee responsibilities of the Plan were transferred to Reliance Trust Company. The investments of the Plan were transferred to MFS Heritage Trust Company, which assumed the custodial responsibilities of the investments at that time. The recordkeeping functions were performed by MFS Retirement Services ("MFS") as of July 1, 2001. MFS Reliance Trust Company and MFS Heritage Trust Company are related parties.

The financial statements have been prepared on the accrual basis of accounting.

Investments in U.S. Industries, Inc. common stock and the various participant directed investments were recorded on the basis of cost, but were stated at fair value. Fair value of these investments was determined by the quoted market price of the stock listed on each stock's respective exchange. Changes in value were recorded as net appreciation (depreciation) in fair value of investments.

Investments in the USI Stable Value Fund were comprised of investments in mutual funds with holdings primarily in guaranteed investment contracts which were stated at market value, in addition to individual fully benefit responsive investment contracts which were recorded on the basis of cost, but were stated at contract value, which approximates fair value. Contract value represented the sum of contributions made, interest at contract rate and transfers, less distributions. Approximately 50% of all contracts outstanding at December 31, 2001 and 71% of all contracts outstanding at December 31, 2000 reset crediting interest rates at least annually while the remaining contracts do not provide for an interest rate reset during the term of the contract. The weighted average yield of these investment contracts was 3.91% and 5.93% for the years ended December 31, 2001 and 2000, respectively, and the weighted average crediting interest rate is 5.14% and 6.09% at December 31, 2001 and 2000, respectively.

1. Significant Accounting Policies (continued)

Interest rate resets were based upon prevailing market rates of interest as determined by the banks. Prior to investing in specific contracts, the Fund could have made temporary investments in the Trustee's cash fund, one of the Trustee's short-term investment funds or its fixed income fund.

Investments in the Merrill Lynch Temporary Cash Fund at December 31, 2000 and the MFS Money Market Fund at December 31, 2001 were recorded on the basis of cost, which approximates fair value.

All other investments held by the trustee at December 31, 2000 were recorded on the basis of cost but were stated on the basis of fair value. The fair value of the funds' underlying investments was valued each business day by an independent pricing service approved by the Board of Trustees of the respective sponsor of each investment fund. Changes in value were recorded as net appreciation (depreciation) in fair value of investments.

Income, which included realized and unrealized appreciation or depreciation of investments of the Trust, was allocated to the plans based on the pro-rata percentage of assets in each fund using the respective market prices of the funds on the various transaction dates.

Prior to July 1, 2001, trustee fees and costs and expenses incurred with regard to the purchase, sale, and transfer of securities in connection with the operation of the Trust were allocated to the Plan in 2001, and paid directly by the Plan effective July 1, 2001. All other costs and expenses of the Plan are paid by USI, which serves as the Plan Sponsor. Effective January 1, 2002, forfeitures of employee contributions were used to offset expenses incurred by the Plan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan is a defined contribution plan sponsored by the Company established in order to encourage and assist employees of various USI wholly-owned subsidiaries in saving and investing payroll withholdings for purposes of receiving retirement benefits.

2. Description of the Plan (continued)

The following information is included as a general description of the Plan. For more detailed information, the "Plan Document" is available at the Company's corporate office and at the personnel offices of the participating employers.

Effective July 1, 2001, the Ames Retirement Savings & Investment Plan for Collectively Bargained Employees ("Ames"), USI Corporate Retirement Savings & Investment Plan ("Corporate"), and the Sanitary Dash Manufacturing Company 401(k) Plan ("San Dash") (collectively, the "Merging Plans") merged into the Plan. In connection with the merger, $7,145,736 in net assets related to the participants of the merging plans was merged into the Plan.

Effective March 24, 2000, the Company sold a majority interest in certain of its wholly-owned subsidiaries to Automotive Interior Products LLC ("Strategic"). Some of these subsidiaries had been participating employers in the Plan. In connection with the majority sale, $40,964,045 related to net assets in accounts of the participants employed by those subsidiaries were transferred out of the Plan in April and May 2000 and into a successor retirement savings plan sponsored by Strategic.

On January 3, 2000, $7,135,786 in net assets related to participants of the True Temper Savings Plan (the "True Temper Plan") was merged into the Plan. An entity acquired by the Company during 1999 had previously sponsored the True Temper Plan. Effective with the acquisition of that employer, USI became the sponsor of the True Temper Plan. Effective with this merger, all participants of that plan became 100% vested in their account balance and were immediately eligible to participate in the Plan. See Note 7 – Subsequent Events with respect to the transfer out of assets as a result of the Ames True Temper sale.

Participation in the Plan is available to all employees of the respective participating employers (other than those covered by a collective bargaining agreement, unless such agreement provides for participation) who are at least 21 years of age and who have worked at least 1,000 hours during a consecutive 12 month period.

Participants of the Plan are entitled to authorize a payroll deduction of 1% to 17% of wages in 1% increments for contribution into the Plan. The maximum pre-tax participant contribution allowed in 2001 and 2000 was $10,500. The Company matches 50% of the first 6% of pre-tax wages contributed by each participant. These matching contributions are invested directly in the U.S. Industries Company Stock Fund (see Note 4).

2. Description of the Plan (continued)

Participant contributions and earnings on those contributions are always 100% vested. A participant becomes 100% vested in Company contributions and earnings five years from the date of hire of the participant or upon retirement, disability or death. Forfeiture of employer nonvested contributions reduced future employer contributions. During 2001 and 2000, such forfeitures were $250,673 and $118,327, respectively.

Participants' contributions are deposited into the Plan before federal and most state and local taxes are withheld. Participants are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the employer until such time that their participating interest is distributed to them, provided that the Plan retains its qualified status.

Participants are permitted to make hardship withdrawals if certain criteria are met. Generally, only one withdrawal is allowed in any 12 month period.

Participants are entitled to borrow against their account balance. The minimum amount a participant can borrow is $1,000. Total loans to a participant can not exceed the lesser of $50,000 or 50% of the participant's account balance. The amount of any loan is withdrawn in a ratio that is proportionate to the participant's balance in each investment fund. Loans bear interest at the prime lending rate as of the end of the month prior to the date of the loan as published in *The Wall Street Journal*, plus 1% (5.75% and 10.5% at December 31, 2001 and 2000, respectively). As loans are repaid, both the principal and interest are deposited to the participants' accounts based on their current investment fund elections.

The Plan provides for investment opportunities in 21 separate mutual funds, along with an option to invest in Model Portfolios sponsored by MFS that allocates total contributions among certain of those funds based on varying levels of risk (conservative, moderate or aggressive). In addition, participants are eligible to direct their contributions to the Fixed Fund Institutional Series, the U.S. Industries Company Stock Fund, and to a self-directed investment option.

The Fixed Fund Institutional Series represents investments in a broadly diversified portfolio of guaranteed investment contracts and in obligations of U.S. government and U.S. government agency securities in an effort to provide preservation of participants' investments, liquidity and current income that is typically higher than money market funds. Investments in the U.S. Industries Company Stock Fund are in USI common stock and carry more risk than do the various mutual funds offered through the Plan.

2. Description of the Plan (continued)

The self-directed investment option allows participants access to a wide variety of securities listed on the New York Stock Exchange, American Stock Exchange, The Nasdaq Stock Market, and most over-the-counter securities. It also includes certain asset management mutual funds and other selected mutual fund offerings.

For all mutual funds, refer to the specific funds' prospectus and annual report for a full description of each Fund's investment holdings and significant concentrations of credit risk. The mutual fund prospectuses and annual reports can be obtained by contacting the U.S. Industries Retirement Savings and Investment Plan Participant Service Center.

Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan, however not yet paid, were $133,243 at December 31, 2000, and were included in net assets available for benefits at those dates. However, for the purpose of preparing the Plan's Form 5500, the Department of Labor Rules and Regulations for Reporting and Disclosure require that these amounts be reported as liabilities. Therefore, distributions to participants as shown on Form 5500 differ from the financial statements for this reason.

The Plan Sponsor has not expressed any intent to terminate the Plan, but is free to do so at any time. In the event of termination, affected participants automatically become fully vested to the extent of the balances in their individual accounts.

3. U.S. Industries, Inc. Master Retirement Savings and Investments Trust Information

The Trust was created on April 1, 1995 for the purpose of investing the pooled assets of various defined contribution plans of the Company and its subsidiaries. Effective July 1, 2001, the Trust was dissolved upon the merger that occurred in 2001 (see Note 1).

Contributions deposited into the Trust were based on the actual elected participant deferrals. Participant directed transfers between the investment funds were available in 1% increments and were effective as of the close of every business day. Contribution rate changes were effective in the first payroll cycle after the period in which the change is requested. Approved withdrawals, loans, and lump sum termination distributions were issued within 10 days following the request.

3. U.S. Industries, Inc. Master Retirement Savings and Investments Trust Information (continued)

In July 2001, $87,169,173 was transferred out of the Trust since it dissolved in connection with the merger discussed earlier. Assets were transferred to Heritage Trust Company where participants could invest in mutual funds, USI stock, common and collective trusts and in self-directed investment option.

In April and May 2000, $40,964,045 was transferred out of the Trust due to the Company's majority sale of several of its participating employers to Strategic. The net assets were transferred into a successor trust designated by Strategic.

Effective January 3, 2000, net assets of $7,135,786 related to the True Temper Plan, a plan previously sponsored by a wholly-owned subsidiary acquired by the Company in 1999, were transferred into the Trust. As a result of this merger, participants of the True Temper Plan became 100% vested in their account balance and were immediately eligible to participate in the USI Retirement Savings & Investment Plan.

Financial information relating to the Trust at December 31, 2000 is summarized as follows:

Investments:	
U.S. Industries, Inc. Common Stock	$ 10,746,501*
Mutual funds	48,916,304
Common and collective trust funds	16,166,209
Guaranteed investment contracts	10,636,951
Synthetic investment contract	854,656
Self-directed investment option	12,921,896
Total investments	100,242,517
Receivables:	
Employee contributions receivable	319,965
Employer contributions receivable	114,751
Participant loans	3,368,033
Net assets available to participating plans	$104,045,266

* Includes non-participant directed investments.

3. U.S. Industries, Inc. Master Retirement Savings and Investments Trust Information (continued)

During the period ended June 30, 2001 and the year ended December 31, 2000 investment loss of the Trust consisted of the following:

	Period ended June 30, 2001	Year ended December 31, 2000
Interest and dividends	**$ 1,343,996**	$ 7,477,187
Net realized and unrealized appreciation (depreciation) in fair value of investments:		
U.S. Industries, Inc. common stock	**(5,231,782)***	(9,270,536)*
Mutual funds	**(5,540,129)**	(8,014,706)
Common and collective trust funds	**5,286**	–
Guaranteed investment contracts	**(53)**	–
Self-directed investment option	**389,245**	(2,485,356)
Total net realized and unrealized depreciation in fair value of investments	**(10,377,433)**	(19,770,598)
Total investment loss	**$ (9,033,437)**	$(12,293,411)

* Includes non-participant directed investments.

During the years ended December 31, 2001 and 2000, administrative expenses paid out of the Trust totaled $47,391 and $92,157, respectively.

The fair value or contract value of individual investments that represent 5% or more of the Trust's net assets at December 31, 2000 are as follows:

Common stock:	
U.S. Industries, Inc. common stock	$10,746,501*
Common and collective trust funds:	
Merrill Lynch Retirement Preservation Trust	13,996,929
Mutual funds:	
Merrill Lynch Growth Fund	6,688,567
GAM International Fund	5,928,298
Massachusetts Investors Trust Fund	26,984,039
Self-directed investments	12,921,896

* Includes non-participant directed investments.

3. U.S. Industries, Inc. Master Retirement Savings and Investments Trust Information (continued)

The Trust purchased or received 236,444 and 382,261 shares of U.S. Industries, Inc. common stock during the years ended December 31, 2001 and 2000, respectively, and sold or distributed 140,354 and 936,468 shares of U.S. Industries, Inc. common stock during the years ended December 31, 2001 and 2000, respectively. During 2001 and 2000, the Trust received approximately $66,000 and $283,000, respectively, in dividends on such securities.

4. Investments

Subsequent to the dissolution of the Trust, interest and dividends totaled $1,060,437 and the Plan's investments (including investments bought, sold as well as held) depreciated in fair value by $6,122,366.

	Interest and Dividends	Net (Depreciation) Appreciation in Fair Value During Year	Fair Value at End of Year
Year ended December 31, 2001:			
U.S. Industries, Inc. common stock**	$ –	$(2,304,546)	$ 5,708,798
Self-directed investment option	–	(1,088,376)	9,281,457
Cash and cash equivalents	2,780	–	218,171
Common and collective trust funds	705,926	(512)	25,968,681
Mutual funds	314,550	(2,728,932)	44,788,160
Pooled Separate Accounts GICs	37,181	–	1,255,969
	$1,060,437	$(6,122,366)	$87,221,236

** Includes non-participant directed investments.

4. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2001 is as follows:

Mutual funds:	
MFS Core Growth Fund A	$ 6,022,151
MFS Value Fund A	21,045,028
MFS Research International Fund A	5,779,977
U.S. Industries, Inc. common stock *	5,708,798
Common and collective trusts:	
MFS Fixed Fund Institutional	25,968,681
Brokerage access--self-directed investments	9,281,457

* Includes non-participant directed investments

Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in risks could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

5. Non-Participant Directed Investments

The Plan provides for a participant directed program in that it allows participants to choose among various investment alternatives. The U.S. Industries, Inc. Company Stock Fund is the only fund which also includes non-participant directed investments, as directed by U.S. Industries, Inc. and as specified under the plan.

Information about the net assets and the significant components of the changes in net assets as of and for the years ended December 31, 2001 and 2000 relating to the U.S. Industries, Inc. Company Stock Fund in the Plan, which includes both participant and non-participant directed investments, is as follows:

5. Non-Participant Directed Investments (continued)

	2001	2000
Net assets:		
U.S. Industries, Inc. common stock	**$ 5,708,798**	$ 10,881,180
Changes in net assets:		
Employee contributions	**$ 322,308**	$ 495,155
Employer contributions	**2,607,916**	3,032,334
Dividends and net realized and unrealized depreciation in fair value	**(7,461,037)**	(8,978,383)
Withdrawals	**(1,191,754)**	(2,097,943)
Interfund transfers	**(19,756)**	(651,089)
Transfers from predecessor trusts	**633,093**	–
Transfers to successor trusts	**–**	(7,843,388)
Administrative expenses	**(386)**	(7,115)
Other receipts, net	**(62,766)**	92,314
	$ (5,172,382)	$(15,958,115)

6. Income Tax Status

The Plan has received a determination from the Internal Revenue Service (IRS) dated March 7, 2000 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. The Plan has filed a new determination letter and is awaiting a response from the IRS.

7. Subsequent Event

On January 14, 2002, approximately $14,500,000 was transferred out of the Plan as a result of the sale of Ames True Temper.

On April 29, 2002, approximately $22,400,000 was transferred out of the Plan as a result of the sale of the Lighting Corporation of America Group ("LCA Group"). The LCA Group contained several participating employers.

In May 2002, USI agreed to sell its Selkirk business to a third party. The transaction was closed June 24, 2002. Net assets totaling approximately $9,000,000 is expected to transfer out of the Plan in connection with this transaction.

USI Retirement Savings & Investment Plan

EIN/PN: 22-3568449/200

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Cash and cash equivalents		
MFS Money Market fund*		$ 218,171
Mutual funds		
MFS Large Cap Growth Fund A*	6,685 units	82,092
MFS Emerging Growth Fund A*	3,216 units	106,860
MFS Bond Fund A*	317,405 units	3,932,708
MFS Research Fund A*	2,462 units	46,289
MFS Total Return Fund A*	109,075 units	1,579,410
MFS Growth Opportunities Fund A*	3,595 units	31,888
MFS High Income Fund A*	65,925 units	251,833
MFS Capital Opportunities Fund A*	1,656 units	22,253
MFS Global Growth Fund A*	2,032 units	32,065
MFS Utilities Fund A*	18,733 units	163,358
MFS Mid Cap Growth Fund A*	13,619 units	149,273
MFS Strategic Growth Fund A*	3,936 units	78,618
MFS Core Growth Fund A*	346,510 units	6,022,151
MFS Value Fund A*	1,083,687 units	21,045,028
MFS New Discovery Fund A*	36,187 units	622,061
MFS Technology Fund A*	168,151 units	1,886,661
MFS Research International Fund A*	489,430 units	5,779,977
Investment Company of America	12,163 units	347,034
PIMCO Small Cap Value Fund A	87,500 units	1,698,390
Pilgrim Convertible Fund A	48,802 units	774,989
Lord Abbett Affiliated Fund A	9,877 units	135,222
		44,788,160
Company common stock		
U.S. Industries, Inc.*	2,115,104 shares, at cost of $6,991,717	5,708,798
Common and collective trusts		
MFS Fixed Fund Institutional*	25,982,465 units	25,968,681
Pyramid GIC Fund	1,074,036 units, 4.92%, maturing January 2, 2002	1,078,527
CDC Investment Contract	177,442 units, 6.47%, maturing March 31, 2002	177,442
		27,224,650
Equity securities		
Brokerage access-self-directed investments	9,281,457 units	9,281,457
Total investments		$87,221,236
Employee loan accounts	Interest rates ranging from 5.50% to 12.50% with maturities through March 2029	$ 2,970,514

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

USI RETIREMENT SAVINGS & INVESTMENT PLAN

Date: June 27, 2002

By: Naomi R Fishler

Naomi R. Fishler
Director of Benefits

EXHIBIT INDEX

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-56675) pertaining to the USI Retirement Savings & Investment Plan of our report dated June 21, 2002, with respect to the financial statements of USI Retirement Savings & Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

New York, NY
June 26, 2002